Angela Collette

Attorney and Counselor at Law

Licensed in New York, Michigan and Kentucky

September 12, 2013

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Katherine Wray, Staff Attorney Division of Corporate Finance

Re:	Changing Technologies, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed July 29, 2013 File No. 333-190201

Dear Ms. Wray:

Please be informed that the undersigned has received and read your letter dated August 23, 2012 addressed to Changing Technologies, Inc. (the “Company”), regarding the Company’s registration statement on Form S-1, filed July 29, 2013.  The following are the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) specified in the Commission’s letter and to keyed those responses to the revisions and additions specified in Amendment No. 1 to the Form S-1 which was filed on or about the date of this letter. For your convenience, we have included each of your comments before each of the Company’s responses, and they correspond to the headings and order of the paragraphs in your letter.  References in this letter to “we,” “our” or “us” mean the Company as the context may require.

General

1.

Comment: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: There were no written communications, as defined in Rule 405 under the Securities Act, that was presented to potential investors in reliance on Section 5(d) of the Securities Act, and there were no research reports that were published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer. No broker or dealer is participating or will participate in our offering

Fee Table, page 2

2.	Comment: Footnote (4) to your Fee Table indicates that you previously paid the registration fee; however, this is your initial filing. Please advise.

Response: We eliminated footnote (4) to mitigate any confusion. The registration fee was paid prior to submission in order to publish the document on Edgar.

____________________________________________________________________

28325 Utica Road, Roseville, Michigan 48066

Tel. 321.507.7836

Atty4defense@aol.com

Prospectus Cover Page

3.

Comment: If you intend to use the prospectus before the effective date, please include on the prospectus cover page the “subject to completion” legend that now appears on the registration statement facing page. Refer to Item 501(b)(10) of Regulation S-K.

Response: We do not intend to use the prospectus before the effective date.

Risk Factors, page 5

4.

Comment: It appears that you may be considered a shell company as defined in Securities Act Rule 144(i). Please tell us what consideration you gave to adding a risk factor that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter, including any effect on the liquidity of your shares.

Response: The Company believes it is not a shell company and has no plans to be acquired or to merge with an operating company. We also have no plans to change our management or enter into change of control or similar transaction. In addition, Mr. Matthew Egna, our sole shareholder, has no plans to enter into a change of control or similar transaction or to change management.

In addition, we started operations with the acquisition of a Domain Name. The name will be changingtechno.com.  We have started work on the web site.

Accordingly, we made no revisions to the S-1 in response to your Comment 2.

We are a new company…, page 7

5.	Comment: In the second paragraph, please clarify what you mean by “the initiation, renewal or expiration of our customer base.”

Response: To clarify the paragraph, we are eliminating the phrase “the initiation, renewal or expiration of our customer base and”

The revised section now reads as follows:

We expect that our results of operations may also fluctuate significantly in the future as a result of a variety of market factors including, among others, the entry of new competitors offering a similar business; the availability of motivated and qualified personnel; pricing changes by the Company or its competitors, specific economic conditions in the mobile application and software industries general economic conditions. Accordingly, our future sales and operating results are difficult to forecast.

Our operating results…, page 9

6.	Comment: Please clarify what you mean by “fluctuations in the demand for our products the amount.”

Response: We have deleted the words “the amount” from the phrase “the fluctuations in the demand for our products the amount”.

The revised section now reads as follows:

Our operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which we have no control. Factors that may cause our operating results to fluctuate significantly include: our inability to generate enough working capital from future equity sales; the level of commercial acceptance by the intended customers of our products; fluctuations in the demand for our products; timing of operating costs; and capital expenditures relating to expansion of our business.

Stockholders may have limited access…, page 14

7.

Comment: Please expand the last sentence of your risk factor to also disclose that as a filer under Exchange Act 15(d), you are not subject to the third-party tender offer rules and the short-swing trading provisions of Section 16.

Response: Per your recommendation, we have added the sentence “as a filer under Exchange Act 15(d), we are not subject to the third-party tender offer rules and the short-swing trading provisions of Section 16.”

Principal Stockholders, page 17

8.	Comment: In the paragraph immediately below the table, please clarify the applicability of the safe harbor under Securities Act Rule 144 should you be considered a shell company under Rule 144(i).

Response: We have revised the section to clarify the applicability of the safe harbor under Securities Act Rule 144

“For the period ended June 30, 2013, a total of 9,000,000 shares of common stock were issued to our sole officer and director, all of which are restricted securities, as defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Securities Act. Under Rule 144, the shares can be publicly sold, subject to volume restrictions and restrictions on the manner of sale, commencing one year after their acquisition. Under Rule 144, a shareholder can sell up to 1% of total outstanding shares every three months in brokers’ transactions. Shares purchased in this offering, which will be immediately resalable, and sales of all of our other shares after applicable restrictions expire, could have a depressive effect on the market price, if any, of our common stock and the shares we are offering. However, if the company is deemed to be a shell Company, securities issued by a shell company cannot be sold in reliance on Rule 144”

Business Description

Market Opportunity, page 18

9.

Comment: Regarding the website addresses in this section of your document, please note that when you include a uniform resource locator, or URL, to a website that is not your own, the information on that website must also be filed as part of your document. Refer to Release No. 33-7856 footnote 41, and file the hyperlinked information or revise to remove the URLs.

Response: We have removed any reference to any URL that is not our own.

10.

Comment: Regarding the data disclosed in your prospectus, for which the footnotes do not appear to offer support, please provide supplemental copies of the reports or publications from which the following statements are extracted:

•	“In 2008, there were 500 individual Apps being sold in the Apple App Store;”

•	“[A]ccording to the business insider, the android has generated $330 million for developers;”

•	“Global cumulative revenues between 2012 and 2017 for mobile sensing sports and fitness apps and subscriptions will reach $975 million;” and

•	“[T]he total number of downloads...will increase from 8.2 million in 2010 to 108.8 billion in 2015.”

Mark the reports or publications appropriately to designate the portions you rely upon in making the statements in the prospectus. Also, tell us whether they were prepared for your company or for the offering.

Response: The footnotes have been removed, the supporting documentation has been provided supplementally as correspondence for this Amendment No. 1 to the Form S-1 and we have revised the “Market Opportunity” in its entirety as follows:

We believe there is a unique opportunity in this market because of the significant past growth and future projected growth in the industry.  In 2008, there were 500 individual Apps being sold in the Apple App Store; some 900,000 apps are now available. (Graham, Jefferson. “Apple App Store Marks 5 Years of App-ortunity.” USA Today 9 July 2013) Developers have been paid more than $5 billion in the last 12 months from Apple through the App Store; the android has generated approximately $900 million for developers over that same time period. (Louis, Tristan. “How Much Do Average Apps Make?” Forbes 10 Aug. 2013)

Over 50 billion mobile apps have been downloaded since Apple’s App Store opened for business on July 10, 2008. (Louis, Tristan. “How Much Do Average Apps Make?” Forbes 10 Aug. 2013)

As smartphones, tablets and other mobile connected devices become increasingly powerful and affordable, and mobile internet access becomes more widespread and faster, users are consuming more content on their mobile devices. Apps in particular are becoming a popular way for consumers to engage with and consume personalized digital content on their mobile connected devices. Gartner Inc., an industry research firm, forecasts that the total number of downloads from mobile application stores worldwide will increase from 8.2 billion in 2010 to 185 billion in 2014.  (Gartner, Inc. Gartner Says Worldwide Mobile Application Store Revenue Forecast to Surpass $15 Billion in 2011, 26 Jan. 2011.)

Additionally, none of the documents or articles referenced above were prepared for the Company or the offering.

Management

Business Experience, page 29

11.	Comment: In the last sentence of the first paragraph, please clarify the name of Mr. Egna’s current employer.

Response: Mr. Egna’s current employer is ADUSA, Inc

Reports to Security Holders, page 34

12.

Comment: Please remove the references in this section to proxy statements, in light of your disclosure elsewhere that upon effectiveness of the registration statement you will be required to comply only with the limited reporting requirements of Section 15(d) of the Exchange Act.

Response: We revised the document to remove the references in this section to proxy statements, and intend to comply only with the limited reporting requirements of Section 15(d) of the Exchange Act.

Indemnification of Directors and Officers, page 30

13.

Comment: Please clarify the last sentence in the first paragraph. In this regard, we note that Article IX of exhibit 3.1 relates to indemnification. This comment applies also to the same disclosure that appears in Part II of the registration statement under the heading “Indemnification of Directors and Officers.”

Response: To avoid any confusion, we have removed the paragraph on page 30 related to “Indemnification of Directors and Officers.” and have removed the last sentence from the disclosure that appears in Part II of the registration statement under the heading “Indemnification of Directors and Officers.” to remove further confusion.

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (321) 507-7836 or e-mail at Atty4defense@aol.com.

Sincerely,

/s/ Angela Collette

Angela Collette, Esq.